UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-31317

CUSIP NUMBER
20441A102

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:	N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number)

RUA COSTA CARVALHO, 300

City, State and Zip Code

SÃO PAULO, SP, BRAZIL, 05429-900

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it will not be able to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2008.

Since the end of first quarter of 2008, the Registrant and the State of São Paulo (the “State”), the major shareholder of the Registrant, have been in discussions to settle the outstanding debt owed by the State to the Registrant in respect of supplemental retirement and pension benefits (the “Benefits”) that the Registrant paid from March 1986 up to December 2008 on behalf of the State to the former employees of the State-owned companies which merged to form the Registrant.

On November 17, 2008, the Registrant and the State entered into an agreement to settle the outstanding debt relating to the Benefits. Pursuant to the agreement, the State acknowledges a portion of the outstanding debt, in the amount of R$915.3 million as of December 31, 2008, which the State will pay the Registrant through (i) the transfer of certain reservoirs to the Registrant, with an aggregate value of R$696.3 million, and (ii) 114 successive monthly installments, in the aggregate amount of R$219.0 million, as adjusted by inflation, plus annual interest accruing at the rate of 6%, beginning in November 2008.

Despite the agreement, a portion of the outstanding debt owed by the State to the Registrant remains unsettled, totaling R$409.1 million (this amount does not include certain applicable adjustments) as of December 31, 2008 (the “Unsettled Amount”), because of divergent interpretations between the Registrant and the Public Attorney’s Office of the State of São Paulo (the “Public Attorney’s Office”) relating to the calculation and eligibility criteria applicable to the Benefits. The State will not be able to finalize the discussions with the Registrant and enter into an agreement regarding the Unsettled Amount until the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits.

Based on opinions of external legal and accounting advisors, management believes that the Unsettled Amount is due to the Registrant by the State. Accordingly, the Registrant has not made any provisions for losses relating to the Unsettled Amount in the statement of income for the fiscal year ended December 31, 2008 in its primary financial statements under Brazilian GAAP. The Registrant’s independent auditors disagreed with management and issued a qualified report for the fiscal year ended December 31, 2008. The Registrant filed the financial statements for the fiscal year ended December 31, 2008, containing the Registrant’s independent auditors’ qualified report, with the Brazilian Securities Commission (Comissão de Valores Mobiliários) on March 27, 2009 and also furnished them to the Securities and Exchange Commission under a report on Form 6-K on May 29, 2009. The disagreement between the Registrant’s independent auditors and management does not affect the reconciliation of the financial statements prepared under Brazilian GAAP to U.S. GAAP, since under U.S. GAAP the Registrant has already made provisions for losses relating to the Unsettled Amount in the statement of income for the fiscal year ended December 31, 2008.

Once the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits and the Registrant is able to finalize the discussions with the State and reach an agreement regarding the Unsettled Amount, the Registrant expects that its Registrant’s independent auditors will have new facts to review the qualification in their report for the fiscal year ended December 31, 2008. However, the Registrant cannot assure that based on the new facts the Registrant’s independent auditors will be able to issue a report without the qualification for the fiscal year ended December 31, 2008.

The Public Attorney’s Office has recently informed the Registrant that it expects to issue a final interpretation of the calculation and eligibility criteria applicable to the Benefits by the end of July 2009. The Registrant believes that, after it is able to finalize the discussions with the State and reach an agreement regarding the Unsettled Amount, the Registrant will need additional work and time to restate its financial statements for the fiscal year ended December 31, 2008 accordingly.

In light of the above, the Registrant is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2008. In addition, at this stage, the Registrant is not in a position to determine when it will be able to file its 2008 annual report on Form 20-F for the fiscal year ended December 31, 2008.

(Attach extra sheets if needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

RUI DE BRITTO ÁLVARES AFFONSO	55-11	3388-8247
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2009	By:	/s/ RUI DE BRITTO ÁLVARES AFFONSO
RUI DE BRITTO ÁLVARES AFFONSO
Chief Financial Officer and Investor Relations Officer

PART IV -- OTHER INFORMATION

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there may be a significant change in the Registrant’s results of operations for the fiscal year ended December 31, 2008, if the State does not acknowledge that it owes to the Registrant the Unsettled Amount or a portion thereof. In this case, the Registrant may make provisions for losses accordingly in the statement of income for the fiscal year ended December 31, 2008 in its primary financial statements under Brazilian GAAP, which may cause a significant change in the Registrant’s net income for the fiscal year ended December 31, 2008.

The State will not be able to enter into an agreement with the Registrant regarding the Unsettled Amount until the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits. Thus, at this stage, the Registrant does not know if it will reach an agreement with the State regarding the Unsettled Amount or a portion thereof and, as a result, if any provision for losses will be made accordingly. Therefore, the Registrant is not in a position to make a reasonable estimate of the significant change in the Registrant’s net income, if any. The Public Attorney’s Office has recently informed the Registrant that it expects to issue a final interpretation of the calculation and eligibility criteria applicable to the Benefits by the end of July 2009. See Part III – Narrative of this Form for further information.